     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 26, 1999
                             REGISTRATION NO. 333-61159
-------------------------------------------------------------------------------
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                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549
                               ----------------------


                           POST-EFFECTIVE AMENDMENT NO. 1
                                         TO
                                      FORM S-3
                               REGISTRATION STATEMENT
                                       UNDER
                             THE SECURITIES ACT OF 1933
                                --------------------

                                  TETRA TECH, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          DELAWARE                                          95-4148514
(STATE OR OTHER JURISDICTION OF                           (IRS EMPLOYER
INCORPORATION OR ORGANIZATION)                         IDENTIFICATION NO.)

                            670 NORTH ROSEMEAD BOULEVARD
                             PASADENA, CALIFORNIA 91107
                                   (626) 351-4664
            (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
               AREA CODE, OF REGISTRANTS' PRINCIPAL EXECUTIVE OFFICES)
                                   -------------------


                                    LI-SAN HWANG
                       PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  TETRA TECH, INC.
                            670 NORTH ROSEMEAD BOULEVARD
                             PASADENA, CALIFORNIA 91107
                                   (626) 351-4664
              (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                     INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                                   -------------------


                                      COPIES TO:
                                    JANIS B. SALIN
                                  Riordan & McKinzie
                                300 South Grand Avenue
                                      29th Floor
                            Los Angeles, California 90071
                                   -------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as PRACTICABLE after this Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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

     The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.


PROSPECTUS                                                SUBJECT TO COMPLETION
                                                        DATED FEBRUARY 26, 1999





                                  TETRA TECH, INC.

                           59,060 SHARES OF COMMON STOCK

                                 -------------------

     The stockholders of Tetra Tech, Inc. listed herein are offering and selling 59,060 shares of Common Stock of Tetra Tech, Inc. under this prospectus.


                                 -------------------

              INVESTING IN TETRA TECH, INC. COMMON STOCK INVOLVES RISKS.
                       SEE "RISK FACTORS" BEGINNING ON PAGE 2.

                                 -------------------

     The selling stockholders received their shares of Common Stock on March 26, 1998 in connection with Tetra Tech, Inc.'s acquisition of C.D.C. Engineering, Inc. Some or all of the selling stockholders expect to sell their shares.

     The selling stockholders may offer their shares of Common Stock through public or private transactions, on or off the Nasdaq National Market, at prevailing market prices, or at privately negotiated prices.

                                 -------------------

     Tetra Tech, Inc. Common Stock is traded on the Nasdaq National Market under the symbol "WATR." On February ___, 1999, the closing price of the Common Stock on the Nasdaq National Market was $__________ per share.

                                 -------------------

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 -------------------

                  THE DATE OF THIS PROSPECTUS IS FEBRUARY ___, 1999

                               THE COMPANY

     Tetra Tech, Inc. is a leading provider of specialized management consulting and technical services in three principal business areas: resource management, infrastructure and communications. As a specialized management consultant, we assist our clients in defining problems and developing innovative and cost-effective solutions. Our management consulting services are complemented by our technical services. These technical services, which implement solutions, include research and development, applied science, engineering and architectural design, construction management, and operations and maintenance. Our clients include a diverse base of public and private organizations located in the United States and internationally.

     Since our initial public offering in December 1991, we have increased the size and scope of our business and have expanded our service offerings through a series of strategic acquisitions and internal growth. We have more than 3,600 employees worldwide, 3,500 of whom are located in North America in more than 100 locations. In addition, we have established a presence in Asia, South America and Europe.

     Our principal executive offices are located at 670 North Rosemead Boulevard, Pasadena, California 91107, and our telephone number is (626) 351-4664. Our website is located at www.tetratech.com. Information contained in our website is not a part of this prospectus.

                                   USE OF PROCEEDS

     The selling stockholders are offering all of the shares of Common Stock covered by this prospectus. We will not receive any proceeds from the sales of these shares.


                                     RISK FACTORS

     AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY REVIEW THE FOLLOWING RISK FACTORS AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS BEFORE MAKING AN INVESTMENT.

     SOME OF THE INFORMATION IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES. YOU CAN IDENTIFY THESE STATEMENTS BY FORWARD-LOOKING WORDS SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "BELIEVE," "ESTIMATE" AND "CONTINUE" OR SIMILAR WORDS. YOU SHOULD READ STATEMENTS THAT CONTAIN THESE WORDS CAREFULLY BECAUSE THEY: (1) DISCUSS OUR FUTURE EXPECTATIONS; (2) CONTAIN PROJECTIONS OF OUR FUTURE OPERATING RESULTS OR OF OUR FUTURE FINANCIAL CONDITION; OR (3) STATE OTHER "FORWARD-LOOKING" INFORMATION. WE BELIEVE IT IS IMPORTANT TO COMMUNICATE OUR EXPECTATIONS TO OUR INVESTORS. THERE MAY BE EVENTS IN THE FUTURE, HOWEVER, THAT WE ARE NOT ACCURATELY ABLE TO PREDICT OR OVER WHICH WE HAVE NO CONTROL. THE RISK FACTORS LISTED IN THIS SECTION, AS WELL AS ANY CAUTIONARY LANGUAGE IN THIS PROSPECTUS, PROVIDE EXAMPLES OF RISKS, UNCERTAINTIES AND EVENTS THAT MAY CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE EXPECTATIONS WE DESCRIBE IN OUR FORWARD-LOOKING STATEMENTS. BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD BE AWARE THAT THE OCCURRENCE OF ANY OF THE EVENTS DESCRIBED IN THESE RISK FACTORS AND ELSEWHERE IN THIS PROSPECTUS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS AND THAT UPON THE OCCURRENCE OF ANY OF THESE EVENTS, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

RISKS ASSOCIATED WITH OUR ACQUISITION STRATEGY

     A significant part of our growth strategy is to acquire other companies that complement our lines of business or that broaden our geographic presence. During fiscal 1998, we purchased ten companies in five separate transactions. We expect to continue to acquire companies as an element of our growth strategy. Acquisitions involve certain risks that could cause our actual growth or operating results to differ from our expectations or the expectations of security analysts. For example:

     - We may not be able to identify suitable acquisition candidates or to acquire additional companies on favorable terms;

     - We compete with others to acquire companies. We believe that this competition will increase and may result in decreased availability or increased price for suitable acquisition candidates;

     - We may not be able to obtain the necessary financing, on favorable terms or at all, to finance any of our potential acquisitions;

     - We may ultimately fail to consummate an acquisition even if we announce that we plan to acquire a company;

     - We may fail to successfully integrate or manage these acquired companies due to differences in business backgrounds or corporate cultures;

     -    These acquired companies may not perform as we expect;

     - We may find it difficult to provide a consistent quality of service across our geographically diverse operations; and

     - If we fail to successfully integrate any acquired company, our reputation could be damaged. This could make it more difficult to market our services or to acquire additional companies in the future.

In addition, our acquisition strategy may divert management's attention away from our primary service offerings, result in the loss of key clients or personnel and expose us to unanticipated liabilities.

     Finally, acquired companies that derive a significant portion of their revenues from the Federal government and that do not follow the same cost accounting policies and billing procedures as we do may be subject to larger cost disallowances for greater periods than we are. If we fail to determine the existence of unallowable costs and establish appropriate reserves in advance of an acquisition we may be exposed to material unanticipated liabilities, which could have a material adverse effect on our business.

FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS

     Our quarterly revenues, expenses and operating results may fluctuate significantly because of a number of factors, including:

     - The seasonality of the spending cycle of our public sector clients, notably the Federal government;

     -    Employee hiring and utilization rates;

     - The number and significance of client engagements commenced and completed during a quarter;

     -    Delays incurred in connection with an engagement;

     -    The ability of our clients to terminate engagements without penalties;

     -    The size and scope of engagements;

     -    The timing and size of the return on investment capital; and

     -    General economic and political conditions.

Variations in any of these factors could cause significant fluctuations in our operating results from quarter to quarter and could result in net losses.

POTENTIAL VOLATILITY OF OUR STOCK PRICE

     The trading price of our Common Stock has fluctuated widely. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. The overall market and the price of our Common Stock may continue to fluctuate greatly. The trading price of our Common Stock may be significantly affected by various factors, including:

     -    Quarter to quarter variations in our operating results;

     -    Changes in environmental legislation;

     - Changes in investors' and analysts' perception of the business risks and conditions of our business;

     -    Broader market fluctuations; and

     -    General economic or political conditions.

MANAGEMENT OF GROWTH

     We are growing rapidly. Our growth presents numerous managerial, administrative, operational and other challenges. Our ability to manage the growth of our operations will require us to continue to improve our operational, financial and human resource management information systems and our other internal systems and controls. In addition, our growth will increase our need to attract, develop, motivate and retain both our management and professional employees. The inability of our management to manage our growth effectively or the inability of our employees to achieve anticipated performance or utilization levels, could have a material adverse effect on our business.

RELIANCE ON KEY PERSONNEL AND QUALIFIED PROFESSIONALS

     We depend upon the efforts and skills of our executive officers, senior managers and consultants. With limited exceptions, we do not have employment agreements with any of these individuals. The loss of the services of any of these key personnel could adversely affect our business. Although we have obtained non-compete agreements from the principal stockholders of each of the companies we have acquired, we generally do not have non-compete or employment agreements with key employees who were not equity holders of these companies. We do not maintain key-man life insurance policies on any of our executive officers or senior managers.

     Our future growth and success depends on our ability to attract and retain qualified scientists and engineers. The market for these professionals is competitive and we may not be able to attract and retain such professionals.

DEPENDENCE UPON EXISTING LAWS AND REGULATIONS

     A significant amount of our resource management business is generated either directly or indirectly as a result of existing Federal and state governmental laws, regulations and programs. Any changes in these laws or regulations that reduce funding or affect the sponsorship of these programs could reduce the demand for our services and could have a material adverse effect on our business.

CONCENTRATION OF REVENUES

     Agencies of the Federal government are among our most significant clients. During fiscal 1998 and the three months ended January 3, 1999, approximately 46.8% and 41.5%, respectively, of our net revenue was derived from three federal agencies as follows: 26.2% and 22.8%, respectively, of our net revenue was derived from the Department of Defense (DOD), 17.1% and 14.4%, respectively, from the Environmental Protection Agency (EPA), and 3.5% and 3.0%, respectively, from the Department of Energy (DOE). Some of our contracts with Federal government agencies require annual funding approval and may be terminated at their discretion. A reduction in spending by Federal government agencies could limit the continued funding of our existing contracts with them and could limit our ability to obtain additional contracts. These limitations, if significant, could have a material adverse effect on our business.

     Additionally the failure of clients to pay significant amounts due us for our services could adversely affect our business. For example, we recently received notification from a federal government agency that we are entitled to payments in excess of our billings. However, the agency involved must obtain specific funding approval for amounts owed to us and there can be no assurance this funding approval will be obtained.

RISKS ASSOCIATED WITH GOVERNMENTAL AUDITS

     Our contracts with the Federal government and other governmental agencies are subject to audit. Most of these audits are conducted by the Defense Contract Audit Agency (DCAA), which reviews our overhead rates, operating systems and cost proposals. The DCAA may disallow costs if it determines that we accounted for these costs incorrectly or in a manner inconsistent with Cost Accounting Standards. A disallowance of costs by the DCAA, or other governmental auditors, could have a material adverse effect on our business.

     In September 1995, we acquired PRC Environmental Management, Inc. (EMI). EMI also contracts with Federal government agencies and such contracts are also subject to the same governmental audits. The DCAA has completed audits of EMI's contracts for the fiscal years 1987 through 1995. As a result of these audits and our negotiations with the DCAA, the DCAA disallowed approximately
$2.9 million in costs.

FIXED PRICE CONTRACTS

     We enter into various contracts with our clients, including fixed-price contracts. In fiscal 1998 and the three months ended January 3, 1999, approximately 26.1% and 30.4%, respectively, of our net revenue was derived from fixed-price contracts. Fixed-price contracts protect clients and expose us to a number of risks. These risks include underestimation of costs, problems with new technologies, unforeseen costs or difficulties, delays beyond our control and economic and other changes that may occur during the contract period. If we incur losses under fixed-price contracts it could have a material adverse effect on our business.

DEPENDENCE ON SUBCONTRACTORS

     Under some of our contracts, we depend on the efforts and skills of subcontractors for the performance of certain tasks. Our reliance on subcontractors varies from project to project. In fiscal 1998 and the three months ended January 3, 1999, subcontractor costs comprised 22.3% and 21.7%, respectively, of our gross revenue. The absence of qualified subcontractors with whom we have a satisfactory relationship could adversely affect the quality of our service and our ability to perform under some of our contracts.

SIGNIFICANT COMPETITION

     We provide specialized management consulting and technical services to a broad range of public and private sector clients. The market for our services is highly competitive and we compete with many other firms. These firms range from small regional firms to large national firms which have greater financial and marketing resources than we do.

     We focus primarily on the resource management, infrastructure and communications business areas. We provide services to our clients which include Federal, state and local agencies, and organizations in the private sector.

     We compete for projects and engagements with a number of competitors which can vary from 10 to 100 firms. Historically, clients have chosen among competing firms based on the quality and timeliness of the firm's service. We believe, however, that price has become an increasingly important factor.

     We believe that our principal competitors include, in alphabetical order, Black & Veatch LLP; Brown & Caldwell; Castle Tower Corporation; Camp, Dresser & McKee; CH2M Hill Companies Ltd.; Dames & Moore Group; EA Engineering, Science & Technology, Inc.; Earth Tech, Inc.; ICF Kaiser International, Inc.; IT Group

Inc.; Mastec, Inc.; Montgomery Watson; OSP Consultants, Inc.; Roy F. Weston, Inc.; and URS Greiner Corporation.

POTENTIAL LIABILITY AND INSURANCE

     Our services involve significant risks of professional and other liabilities which may substantially exceed the fees we derive from our services. Our business activities could expose us to potential liability under various environmental laws such as the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA). In addition, we sometimes contractually assume liability under indemnification agreements. We cannot predict the magnitude of such potential liabilities.

     We currently maintain comprehensive general liability, umbrella and professional liability insurance policies. We believe that our insurance policies are adequate for our business operations. These policies are "claims made" policies. Thus, only claims made during the term of the policy are covered. If we terminate our policies and do not obtain retroactive coverage, we would be uninsured for claims made after termination even if these claims are based on events or acts that occurred during the term of the policy. Our insurance may not protect us against liability because our policies typically have various exclusions and retentions. In addition, if we expand into new markets, we may not be able to obtain insurance coverage for such activities or, if insurance is obtained, the dollar amount of any liabilities incurred could exceed our insurance coverage. A partially or completely uninsured claim, if successful and of significant magnitude, could have a material adverse affect on our business.

CONFLICTS OF INTEREST

     Many of our clients are concerned about potential or actual conflicts of interest in retaining management consultants. Federal government agencies have formal policies against continuing or awarding contracts that would create actual or potential conflicts of interest with other activities of a contractor. These policies, among other things, may prevent us from bidding for or performing contracts resulting from or relating to certain work we have performed for the government. In addition, services performed for a private client may create a conflict of interest that precludes or limits our ability to obtain work from other public or private organizations. We have, on occasion, declined to bid on projects because of these conflicts of interest issues.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

     In fiscal 1998 and the three months ended January 3, 1999, approximately 3.2% and 5.0%, respectively, of our net revenue was derived from the international marketplace. Some contracts with our international clients are denominated in foreign currencies. As such, these contracts contain inherent risks including foreign currency exchange risk and the risk associated with expatriating funds from foreign countries. If our international revenue increases, our exposure to foreign currency fluctuations will also increase. We have entered into forward exchange contracts to address certain foreign currency fluctuations.

YEAR 2000

     We are working to resolve the potential impact of the year 2000 on our business operations and the ability of our computerized information systems to accurately process information that may be date-sensitive. Any of our programs that recognize a date using "00" as the year 1900 rather than the year 2000 could result in errors or system failures.

     We utilize a number of computer programs across our entire operation. The primary information technology systems we utilize are the accounting and financial and human resource information management systems. We began our risk assessment in 1995. Since that time we have procured and implemented certain accounting and financial reporting systems as well as contract administration and billing systems that have been certified as year 2000 compliant by our vendors. Currently, approximately 72% of our gross revenue is recognized on these year 2000 compliant systems. We believe that our financial and accounting and human resource management information systems will be year 2000 compliant in a timely manner and will not be materially impacted by the year 2000. We may fail, however, in updating our various systems to be year 2000 compliant in a timely manner.

     We have extensive business with the Federal government. Should the Federal government, especially the DOD, experience significant business interruptions relating to non-year 2000 compliance, our business could be materially impacted. To the extent that other third parties which we rely upon, such as banking institutions, clients and vendors, are unable to address their year 2000 issues in a timely manner, our business could be materially impacted. We believe that the worst case scenario relating to the year 2000 would be an extensive period of time in which the Federal government and other third parties could not process payments promptly, in addition to our financial institutions not being able to supply us with our working capital needs.

     Additional risks associated with non-year 2000 compliance include:

     -    Our inability to invoice and process payments;

     -    Our inability to produce accurate and timely financials;

     -    The impact on our profitability; and

     - Our potential liability to third parties for not meeting contracted deliverables.

IMPACT OF ANTI-TAKEOVER PROVISIONS ON OUR STOCK PRICE

     Our certificate of incorporation and by-laws and the Delaware General Corporation Law include provisions that may be deemed to have anti-takeover effects. These anti-takeover effects could delay or prevent a takeover attempt that you or our other stockholders might consider in your or their best interests.

     In addition, our board of directors is authorized to issue, without obtaining stockholder approval, up to 2,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of such shares without any further stockholder action. The existence of this "blank-check" preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a tender offer, merger, proxy contest or otherwise.

     In the future, we may adopt other measures that may have the effect of delaying, deferring or preventing an unsolicited takeover, even if such a change in control were at a premium price or favored by a majority of unaffiliated stockholders. Certain of these measures may be adopted without any further vote or action by the stockholders.

                          PRINCIPAL AND SELLING STOCKHOLDERS

     On March 26, 1998, we completed the acquisition of C.D.C. Engineering, Inc., a California corporation ("CDC"), pursuant to the terms of an Agreement and Plan of Reorganization dated March 26, 1998 among Tetra Tech, CDC Acquisition Corporation, a California corporation and wholly-owned subsidiary of Tetra Tech, CDC and the shareholders of CDC (the "CDC Acquisition"). In connection with the CDC Acquisition, we (i) issued to the shareholders of CDC an aggregate of 71,060 shares of Common Stock and (ii) paid to the shareholders of CDC an aggregate of $332,159 in cash.

     Under a Registration Rights Agreement dated as of March 26, 1998, we agreed to register the shares of Common Stock issued to the selling stockholders and to use commercially reasonable efforts to keep the registration statement effective until the date on which all selling stockholders may sell their shares of Common Stock under Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), without any volume limitation. Our registration of the shares of Common Stock does not necessarily mean that the selling stockholders will sell all or any of the shares.

     The shares listed below represent all of the shares that each selling stockholder currently owns of our Common Stock. The following table sets forth certain information regarding the beneficial ownership of our Common Stock at February 17, 1999 and after giving effect to the sale by the selling stockholders of 59,060 shares of Common Stock in this offering by: (1) each director and executive officer; (2) each person we know to beneficially own more than 5% of the outstanding shares of our Common Stock; (3) all officers and
directors as a group; and (4) the selling stockholders.   Except as otherwise
noted, we know of no agreements among our stockholders which relate to voting or investment power over our Common Stock. Except as otherwise noted, each person named below has an address in care of our principal executive offices.


                                                              SHARES                                 SHARES
                                                            BENEFICIALLY            NUMBER OF     BENEFICIALLY
                                                            OWNED PRIOR               SHARES      OWNED AFTER
                       NAMES                                TO OFFERING     %(1)     OFFERED        OFFERING     %(1)
-------------------------------------------------           -----------     ----    ---------     ------------   ----

Li-San Hwang(2) . . . . . . . . . . . . . . . . .            1,629,961      5.5 %       --         1,629,961     5.5 %

Daniel A. Whalen(3) . . . . . . . . . . . . . . .            1,538,649      5.2         --         1,538,649     5.2
     Whalen & Company, Inc.
     3675 Mt. Diablo Boulevard
     Suite 360
     Lafayette, California 94549

Pilgrim Baxter & Associates, Ltd.(4)  . . . . . .            2,727,545      9.2         --         2,727,545     9.2
     825 Duportail Road
     Wayne, Pennsylvania 19087

T. Rowe Price Associates, Inc.(5) . . . . . . . .            1,777,555      6.0         --         1,777,555     6.0
     100 E. Pratt Street
     Baltimore, Maryland  21202

J. Christopher Lewis(6) . . . . . . . . . . . . .               76,472        *         --            76,472       *

Patrick C. Haden(7) . . . . . . . . . . . . . . .               28,145        *         --            28,145       *

James J. Shelton(8) . . . . . . . . . . . . . . .               20,869        *         --            20,869       *

Thomas D. Brisbin(9)  . . . . . . . . . . . . . .               47,603        *         --            47,603       *

Charles R. Faust(10)  . . . . . . . . . . . . . .               48,908        *         --            48,908       *

James M. Jaska(11)  . . . . . . . . . . . . . . .               58,209        *         --            58,209       *

William R. Brownlie(12) . . . . . . . . . . . . .              147,068        *         --           147,068       *

Steven A. Gherini(13) . . . . . . . . . . . . . .              170,262        *         --           170,262       *

Arkan Say(14) . . . . . . . . . . . . . . . . . .               39,157        *         --            39,157       *



                                                              SHARES                                 SHARES
                                                            BENEFICIALLY            NUMBER OF     BENEFICIALLY
                                                            OWNED PRIOR               SHARES      OWNED AFTER
                       NAMES                                TO OFFERING     %(1)     OFFERED        OFFERING     %(1)
-------------------------------------------------           -----------     ----    ---------     ------------   ----


Richard A. Lemmon(15) . . . . . . . . . . . . . .              37,841          *           --        37,841         *

All directors and executive officers as a group
   (12 persons)(16) . . . . . . . . . . . . . . .           3,843,144       12.9 %         --     3,843,144      12.9 %

SELLING STOCKHOLDERS
Lorenzo A. Gaglio and Georgette C. Gaglio,
Trustees of The Gaglio Revocable Living Trust . .              28,530          *       28,530            --         *

Robert L. Ozibko  . . . . . . . . . . . . . . . .              30,530          *       30,530            --         *


------------------------

*    Represents less than 1% of the outstanding shares of Common Stock.

(1) Applicable percentages of ownership are based on 29,749,661 shares of Common Stock outstanding on February 17, 1999, adjusted as required by the rules promulgated by the Securities and Exchange Commission (SEC). This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G (if any) filed with the SEC. Unless otherwise indicated, and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Any security that any person named above has the right to acquire within 60 days is deemed to be outstanding for purposes of calculating the percentage ownership of such person, but is not deemed to be outstanding for purposes of calculating the ownership percentage of any other person.
(2) Includes 26,563 shares issuable with respect to stock options exercisable within 60 days after February 17, 1999.
(3) Includes 3,906 shares issuable with respect to stock options exercisable within 60 days after February 17, 1999. Also includes (a) 1,181,399 shares of Common Stock held by Daniel A. Whalen and Katharine C. Whalen, as Trustees for the Whalen Family Trust U/A/D 4/30/92, (b) 31,000 shares of Common Stock held by Brown Investment Advisory & Trust Company, as Trustee for the Whalen 1997 Charitable Remainder Unitrust, (c) 199,498 shares of Common Stock held by DKW/CRT Investments, and (d) 122,846 shares of Common Stock held by D-K-W Ventures LP.
(4) All information regarding share ownership is taken from and furnished in reliance upon the Schedule 13G (Amendment No. 9), dated as of January 19, 1999, filed by Pilgrim Baxter & Associates, Ltd.
(5) All information regarding share ownership is taken from and furnished in reliance upon the Schedule 13G, dated as of February 12, 1999, filed by T. Rowe Price Associates, Inc.
(6) Includes 19,070 shares issuable with respect to stock options exercisable within 60 days after February 17, 1999.
(7) Excludes an aggregate of 2,683 shares of Common Stock owned by Mr. Haden's wife as to which Mr. Haden disclaims beneficial ownership. Includes 19,070 shares issuable with respect to stock options exercisable within 60 days after February 17, 1999.
(8) Includes 5,613 shares held by James J. Shelton, Sarah Belle Shelton and James J. Shelton, Jr., Trustees of the James J. Shelton and Sarah Belle Shelton Family Trust dated August 19, 1987, and 15,256 shares issuable with respect to stock options exercisable within 60 days after February 17, 1999.
(9) Includes 46,835 shares issuable with respect to stock options exercisable within 60 days after February 17, 1999.

(10) Includes 21,230 shares issuable with respect to stock options exercisable within 60 days after February 17, 1999. Additionally, Charles R. Faust's minor children own an aggregate of 2,882 shares of Common Stock as to which Charles R. Faust disclaims beneficial ownership.
(11) Includes 57,558 shares issuable with respect to stock options exercisable within 60 days after February 17, 1999.
(12) Includes 41,484 shares issuable with respect to stock options exercisable within 60 days after February 17, 1999. Also includes an aggregate of 400 shares of Common Stock owned by Dr. Brownlie's minor children.
(13) Includes 27,090 shares issuable with respect to stock options exercisable within 60 days after February 17, 1999.
(14) Includes 14,157 shares issuable with respect to stock options exercisable within 60 days after February 17, 1999.
(15) Includes 11,945 shares issuable with respect to stock options exercisable within 60 days after February 17, 1999.
(16) Includes 304,164 shares issuable with respect to stock options exercisable within 60 days after February 17, 1999.


     Both selling stockholders are employees of CDC, and neither selling stockholder has had any material relationship with us, or any of our predecessors or affiliates. Because the selling stockholders may sell all or part of their shares of Common Stock offered hereby, no estimate can be given as to the number of shares of Common Stock that will be held by either selling stockholder upon termination of any offering made hereby.

                                 PLAN OF DISTRIBUTION

     We are registering the shares of Common Stock on behalf of the selling stockholders. As used herein, "selling stockholders" includes donees and pledgees selling shares received from a named selling shareholder after the date of this Prospectus. This Prospectus may also be used by transferees of the selling stockholders or by other persons acquiring shares, including brokers who borrow the shares to settle short sales of shares of Common Stock. We will bear all costs, expenses and fees in connection with the registration of the shares offered hereby. The selling stockholders will bear brokerage commissions and any similar selling expenses associated with the sale of shares.

     The selling stockholders may offer their shares of Common Stock at various times in one or more of the following transactions:

     -    on the Nasdaq National Market;

     -    in the over-the-counter market;

     - in transactions other than on the Nasdaq National Market or in the over-the-counter market;

     -    in connection with short sales of the shares of Common Stock;

     -    by pledge to secure debts and other obligations;

     - in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

     -    in any combination of any of the above transactions.

     In connection with hedging transactions, broker-dealers or other financial institutions may engage in short sales of the Common Stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions, which require the delivery to such broker-dealer or other financial institution of the shares offered hereby, which shares may be resold pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The selling shareholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commissions from purchasers of shares for whom they acted as agents.

     The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

     The selling stockholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

     Because the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), may apply to their sales in the market.

     The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

     Upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this Prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, and (v) other facts material to the transaction. In addition, upon being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this Prospectus.

                         WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (SEC). You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's Website at "http:
//www.sec.gov."

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

     1. Annual Report on Form 10-K for the fiscal year ended October 4, 1998 filed on December 31, 1998;

     2. Annual Report on Form 10-K/A (Amendment No. 1) for the fiscal year ended October 4, 1998 filed on February 2, 1999;

     3. Quarterly Report on Form 10-Q for the fiscal quarter ended January 3, 1999 filed on February 16, 1999.

     4. Current Report on Form 8-K for the event of September 22, 1998, as filed with the SEC on October 7, 1998;

     5. Current Report on Form 8-K/A for event of September 22, 1998, as filed with the SEC on December 1, 1998;

     6. Definitive Proxy Statement, filed on December 31, 1998, for the 1999 Annual Meeting of Stockholders;

     7. Definitive Proxy Statement (Amendment No. 1), filed on January 12, 1999, for the 1999 Annual Meeting of Stockholders; and

     8. The description of the Common Stock set forth in the Registration Statement on Form 8-A dated November 13, 1991, including any amendments or reports filed for the purpose of updating such description.

     You may request a copy of these filings, at no cost, by writing or telephoning James M. Jaska as follows:

                         Tetra Tech, Inc.
                         Attention:  Investor Relations
                         670 North Rosemead Boulevard
                         Pasadena, CA 91107
                         (626) 351-4664

     This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                    LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed on for us by Riordan & McKinzie, a Professional Corporation, Los Angeles, California.
Certain principals of Riordan & McKinzie own, in the aggregate, approximately 162,140 shares of Common Stock.

                                       EXPERTS

The financial statements and the related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended October 4, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                       PART II

                        INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is a statement of estimated expenses to be paid by the Registrant in connection with the issuance and distribution of the securities being registered.


     SEC registration fee . . . . . . . . . . . . . . .           $     381
     Legal fees . . . . . . . . . . . . . . . . . . . .               5,000
     Accountants' fees  . . . . . . . . . . . . . . . .               2,000
     Blue Sky qualification fees and expenses . . . . .               1,000
     Transfer Agent fees  . . . . . . . . . . . . . . .               1,000
     Miscellaneous  . . . . . . . . . . . . . . . . . .               2,619
                                                                  ---------
               Total  . . . . . . . . . . . . . . . . .           $  12,000
                                                                  ---------
                                                                  ---------

     All of the above amounts, except for the SEC registration fee, have been estimates.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware Corporation Law provides that a Delaware corporation may indemnify any person against expenses, judgments, fines and settlements actually and reasonably incurred by any such person in connection with a threatened, pending or completed action, suit or proceeding in which he is involved by reason of the fact that he is or was director, officer, employee or agent of such corporation, provided that (i) he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. If the action or suit is by or in the name of the corporation, the corporation may indemnify any such person against expense actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the Delaware Court of Chancery or the court in which the action or suit is brought determines upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense as the court deems proper.

     The Company's By-Laws provides for indemnification of persons to the fullest extent permitted by the Delaware Corporation Law.

     In accordance with the Delaware Corporation Law, the Company's Certificate of Incorporation, as amended, limits the personal liability of its directors for violations of their fiduciary duty. The Certificate of Incorporation eliminates each director's liability to the Company or its stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the section of the Delaware law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or
(iv) for any transaction from which a director derived any improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence. This provision will not, however, limit in any way the liability of directors for violations of the Federal securities laws.

ITEM 16. EXHIBITS.

EXHIBIT
NUMBER              DESCRIPTION

   5                Opinion of Riordan & McKinzie, a Professional Corporation.*
  23.1              Consent of Deloitte & Touche LLP.
  23.3              Consent of Riordan & McKinzie (included in Exhibit 5).*
  24                Powers of Attorney with respect to the Company (included on page II-4).*


----------------

*    Previously filed.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pasadena, State of California on the 26th of February, 1999.

                                   TETRA TECH, INC.


                                   By: /s/ Li-San Hwang
                                       --------------------------------
                                                Li-San Hwang
                                          Chairman of the Board,
                                       Chief Executive Officer and
                                                  President


     Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


          Signature                        Title                     Date
/s/ Li-San Hwang               Chairman of the Board, Chief    February 26, 1999
--------------------------
        Li-San Hwang           Executive Officer and
                               President (Principal
                               Executive Officer)

/s/ James M. Jaska             Vice President, Chief           February 26, 1999
--------------------------
       James M. Jaska          Financial Officer and
                               Treasurer (Principal
                               Financial Officer and
                               Principal Accounting
                               Officer)

   *                           Director                        February 26, 1999
--------------------------
    J. Christopher Lewis


   *                           Director                        February 26, 1999
--------------------------
      Patrick C. Haden

   *                           Director                        February 26, 1999
--------------------------
     Joseph J. Shelton

                               Director
--------------------------
      Daniel A. Whalen

*By: /s/ Li-San Hwang
     ---------------------
     Li-San Hwang
     Attorney-in-Fact
